Exhibit 99.1

SCHEDULE A

Directors and Executive Officers of Akoya Biosciences, Inc.

Name	Position
Brian McKelligon	President, Chief Executive Officer and Director
Johnny Elk	Chief Financial Officer
Jennifer Kamocsay	General Counsel
Pascal Bamford	Chief Clinical Officer
Niro Ramachandran	Chief Business Officer
Robert G. Shepler	Director, Chairman of the Board
Thomas Raffin	Director
Thomas P. Schnettler	Director
Scott Mendel	Director
Matthew Winkler	Director
Myla Lai-Goldman	Director